LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
December 23, 2019

FILED VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re: Listed Funds Trust
Request for Withdrawal of Amendment to a Registration Statement

(File Nos.: 333-215588 and 811-23226)

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Listed Funds Trust (the “Trust”), on behalf of the Source Dividend Opportunity ETF, respectfully requests that the U.S. Securities and Exchange Commission consent to the withdrawal of Post-Effective Amendment No. 30 to the Trust’s Registration Statement, filed on December 20, 2019 (accession number 0000894189-19-008601).  No securities were sold in connection with Post-Effective Amendment No. 30.

Post-Effective Amendment No. 30 was filed for the purpose of submitting a 485BPOS on behalf of Series S000067169 Source Dividend Opportunity ETF.  The Trust has determined that the 485BPOS was incorrectly filed under Series S000056881. The Trust will refile under the correct Series S000067169 Source Dividend Opportunity ETF.

If you have any questions or require further information, please contact Kent Barnes at (414) 765-6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary